UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

CNH Industrial N.V.

(formerly FI CBM Holdings N.V.)

(Name of Issuer)

Common shares, par value €0.01 per share

(Title of Class of Securities)

N20944 109

(CUSIP Number)

Scott D. Miller

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

Telephone: +1-212-558-4000

Facsimile: +1-212-558-3588

Email: millersc@sullcrom.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

September 30, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1	Name of reporting persons Exor S.p.A.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) - ☒
6	Citizenship or place of organization The Republic of Italy
Number of shares beneficially owned by each reporting person with	7	Sole voting power 366,927,900[1]
	8	Shared voting power 0
	9	Sole dispositive power 366,927,900
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 366,927,900
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 27.2%[2]
14	Type of reporting person (see instructions) HC, CO

[1]	In addition to the common shares indicated above, Exor S.p.A. (“Exor”) beneficially owns 366,927,900 special voting shares of CNH Industrial N.V. (“CNH Industrial”) following the completion of the Merger (as defined below). Each special voting share is entitled to one vote therefore attributing, in effect, double voting rights to the common share to which it is associated. The special voting shares have only de minimis economic entitlements, in compliance with Dutch law. The special voting shares cannot be traded and are transferrable only in very limited circumstances together with the associated common shares.
[2]	This percentage does not take into account the voting rights attributable to the special voting shares. Exor’s voting power in CNH Industrial is approximately 40%, calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by Exor and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial.

ITEM 1. Security and Issuer.

This Schedule 13D relates to the common shares of CNH Industrial N.V. (formerly FI CBM Holdings N.V.) (“CNH Industrial” or the “Issuer”). CNH Industrial’s principal executive offices are currently located at Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom. Its telephone number is +44 1268 533000.

ITEM 2. Identity and Background.

(a)-(c) This Schedule 13D is filed by Exor S.p.A. (“Exor”), a società per azioni organized under the laws of the Republic of Italy. Exor is an investment company, which focuses its business on long-term investments in global companies in diversified sectors, mainly in Europe and United States. The address of Exor’s principal business and principal office is Via Nizza, 250, Turin, Italy. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of Exor, each person controlling Exor and each executive officer and director of any corporation or other person in control of Exor are set forth in Schedule A hereto.

(d)-(e) In February 2013, Mr. Gabetti was convicted by the Court of Appeals of Turin, which reversed the prior acquittal by the Court of Turin on December 21, 2010, for certain market abuse violations in relation to a press announcement issued in August 2005 by Giovanni Agnelli e C. S.a.p.az. (“G.A.”), of which Mr. Gabetti was at the time Chairman. Mr. Gabetti was sentenced to one year and four months of imprisonment, received a fine of €600,000 and was sentenced to one year of disqualification from public office, from serving as an officer of certain companies and from negotiations with the public administration. Mr. Gabetti filed an appeal with the Italian Supreme Court (Corte di Cassazione) against the ruling by the Court of Appeals of Turin. By virtue of the appeal, the sentence is suspended. The appeal is pending.

During the last five years, neither Exor nor, to the best knowledge of Exor and except for Mr. Gabetti as disclosed above, any of the persons listed in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Not applicable.

ITEM 3. Source and Amount of Funds or Other Consideration.

This Schedule 13D relates to common shares of CNH Industrial received by Exor upon effectiveness of the merger (the “Merger”) of each of Fiat Industrial S.p.A. (“Fiat Industrial”) and CNH Global N.V. (“CNH”) with and into CNH Industrial, pursuant to the terms of a merger agreement entered into by CNH Industrial (formerly FI CBM Holdings N.V.), Fiat Industrial, CNH and Fiat Netherlands Holding N.V. (“FNH”) on November 25, 2012 (the “Merger Agreement”), attached as Exhibit 1 to this Schedule 13D.

On July 9, 2013 and July 23, 2013, respectively, the extraordinary general shareholders’ meetings of Fiat Industrial and CNH approved the Merger and, following the satisfaction or waiver of conditions precedent under the Merger Agreement, the Merger became effective on September 30, 2013.

Pursuant to the Merger Agreement, upon effectiveness of the Merger on September 30, 2013, the CNH shareholders and the Fiat Industrial shareholders received:

•	3.828 CNH Industrial common shares for each CNH common share that they held; and

•	One (1) CNH Industrial common share for each Fiat Industrial ordinary share that they held.

In addition, in accordance with the terms of the Merger Agreement, all Fiat Industrial shareholders and CNH shareholders that (i) were present or represented by proxy at the applicable extraordinary general meeting approving the respective Merger, (ii) continued to own their shares until effectiveness of the Merger, and (iii) duly provided a form of election, received, for each common share received in the Merger, one special voting share granting the holder one additional vote for each special voting share held.

Upon effectiveness of the Merger, Exor, which immediately prior to the Merger held 366,927,900 ordinary shares of Fiat Industrial equal to approximately 30% of Fiat Industrial’s ordinary share capital, received, based on the exchange ratio under the Merger Agreement, 366,927,900 CHN Industrial common shares, or approximately 27.2% of CNH Industrial’s outstanding common shares. In addition, Exor received 366,927,900, special voting shares. Exor’s voting power in CNH Industrial is approximately 40%, calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by Exor and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial.

Upon effectiveness of the Merger, all ordinary shares of Fiat Industrial issued and outstanding immediately prior to the Merger that were owned by Exor were cancelled.

References to, and descriptions of, the Merger and the Merger Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement incorporated by reference as Exhibit 1 to this Schedule 13D.

ITEM 4. Purpose of Transaction.

(a)-(j) As described under Item 3 above, which is incorporated by reference herein, Exor acquired the common shares of CNH Industrial as a result of the Merger. The principal objective of Exor’s investment in CNH Industrial is the creation of value over time for all shareholders, by supporting CNH Industrial’s business growth strategies, which will be identified and adopted by the board of directors and the management of CNH Industrial.

Exor does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of CNH Industrial, or any disposition of securities of CNH Industrial; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CNH Industrial or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of CNH Industrial or any of its subsidiaries; (iv) any change in the present board of directors or management of CNH Industrial, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of CNH Industrial; (vi) any other material change in CNH Industrial’s business or corporate structure; (vii) any change in CNH Industrial’s charter or bylaws or other actions which may impede the acquisition of control of CNH Industrial by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of CNH Industrial; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of CNH Industrial; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Exor expects to evaluate on an ongoing basis CNH Industrial’s financial condition and prospects and its interest in, and intentions with respect to, CNH Industrial. Accordingly, Exor reserves the right to change its plans as it deems appropriate. For example, Exor may at any time and from time to time (1) acquire additional securities of CNH Industrial in open market or privately negotiated transactions or pursuant to the exercise of warrants, stock options or convertible or exchangeable securities; (2) dispose of such securities; (3) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities; and/or (4) continue to hold such securities for investment purposes. Any such transactions may be effected at any time and from time to time. In reaching any determination as to its future course of action, Exor may take into consideration various factors, such as CNH Industrial’s business and prospects, other developments concerning CNH Industrial, other business opportunities available to Exor, and general economic and stock market conditions, including, but not limited to, the market price of the common shares of CNH Industrial.

As a result of these activities, Exor may suggest or take a position with respect to potential changes in the operations, management, or capital structure of CNH Industrial as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling or merging CNH Industrial or acquiring other companies or businesses; changing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring CNH Industrial’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by CNH Industrial; entering into agreements with the management of CNH Industrial relating to acquisitions of shares of CNH Industrial by members of management, issuance of options to management, or their employment by CNH Industrial.

ITEM 5. Interest in Securities of the Issuer.

(a) (b) As a result of the Merger, Exor beneficially owns 366,927,900 common shares of CNH Industrial, representing approximately 27.2% of CNH Industrial’s outstanding common shares based on 1,348,867,772 common shares outstanding as of October 4, 2013. In addition, Exor holds

366,927,900 special voting shares. Exor’s voting power in CNH Industrial is approximately 40%, calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by Exor and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial.

Exor has voting power and dispositive powers on the common shares of CNH Industrial as follows:

(i)	Sole power to vote or to direct the vote: 366,927,900 common shares;

(ii)	Shared power to vote or to direct the vote: 0 common shares;

(iii)	Sole power to dispose or to direct the disposition of: 366,927,900 common shares;

(iv)	Shared power to dispose or to direct the disposition of: 0 common shares.

Furthermore, the following persons listed in Item 2(a)(c) above beneficially own common shares of CNH Industrial.

•	Mr. Sergio Marchionne may be deemed to own beneficially 3,776,253 common shares, comprising (i) 3,409,586 common shares owned of record and (ii) 366,667 shares vested under CNH Industrial equity incentive plans but not yet acquired;

•	Mr. Alessandro Nasi may be deemed to own beneficially 278,527, common shares, comprising (i) 88,314 common shares owned of record; (ii) 5,232 common shares vesting (gross of applicable withholding taxes) in the next 60 days under CNH Industrial equity incentive plans; and (iii) 184,981 stock options exercisable in next 60 days under CNH Industrial equity incentive plans;

•	Mr. Eduardo Teodorani-Fabbri may be deemed to own beneficially 52,893 common shares, comprising (i) 8,636 common shares owned of record; (ii) 853 common shares vesting (gross of applicable withholding taxes) in the next 60 days under CNH Industrial equity incentive plans; and (iii) 43,404 stock options exercisable in next 60 days under CNH Industrial equity incentive plans.

The persons named above have the sole voting power and sole dispositive power in respect of the entirety of the number of shares indicated in this Item 5, above. There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(c) Except as set forth below or otherwise in this Schedule 13D, neither Exor nor any persons listed in Item 2(a)(c) above, have effected any transactions with respect to common shares of CNH Industrial during the past 60 days.

•	On October 3, 2013, Mr. Sergio Marchionne acquired 6,786 common shares of CNH Industrial by exercising his right under Italian law to purchase shares subject to cash exit rights exercised by other Fiat Industrial shareholders in connection with the Merger; the acquisition was carried out off-market at a price of Euro 8.897 per share.

•	On October 7, 2013, Mr. Alessandro Nasi received 8,569 common shares of CNH Industrial (net of applicable withholding taxes), which vested on September 30, 2013 under CNH Industrial equity incentive plans; the share price on September 30, 2013 was US$12.87 per share.

•	On October 7, 2013, Mr. Eduardo Teodorani-Fabbri received 1,272 common shares of CNH Industrial (net of applicable withholding taxes), which vested on September 30, 2013 under CNH Industrial equity incentive plans; the share price on September 30, 2013 was US$12.87 per share.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Merger CNH Industrial assumed the sponsorship of the Fiat Industrial Long-Term Incentive Plan, the CNH Global N.V. Equity Incentive Plan and the CNH Global N.V. Directors’ Compensation Plan (the “CNH Industrial equity incentive plans”), pursuant to which the common shares and stock options of CNH Industrial described under Item 5 above were granted.

Other than the CNH Industrial equity incentive plans mentioned above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of CNH Industrial, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit 1	Merger Agreement among Fiat Industrial S.p.A., Fiat Netherlands Holding N.V., CNH Global N.V. and FI CBM Holdings N.V., dated as of November 25, 2012 (incorporated herein by reference to Appendix A to the Registration Statement on Form F-4 Filed by FI CBM Holdings N.V. on May 14, 2013)

Exhibit 2	CNH Global N.V. Equity Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form S-8 filed by CNH Industrial N.V. on October 1, 2013)

Exhibit 3	Fiat Industrial S.p.A. Long-Term Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed by CNH Industrial N.V. on October 1, 2013)

Exhibit 4	CNH Global N.V. Directors’ Compensation Plan (incorporated herein by reference to Exhibit 4.4 to the Registration Statement on Form S-8 filed by CNH Industrial N.V. on October 1, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2013

Exor S.p.A.

By:	/s/ Enrico Vellano
Name: Enrico Vellano
Title: Chief Financial Officer

SCHEDULE A

Exor S.p.A.

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the chief executive officer and each director of Exor S.p.A. Unless otherwise indicated, the citizenship of each person listed below is Italian, and the business address of each person listed below is c/o Exor S.p.A., Via Nizza 250, Turin, 10126, Italy.

NAME AND POSITION WITH EXOR S.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP

John Elkann Chairman and Chief Executive Officer	Director CNH Industrial N.V., Cranes Farm Road Basildon, Essex, SS14 3AD, UK; Chairman Fiat S.p.A., Via Nizza n. 250, 10126 Turin, Italy; Chairman Editrice La Stampa S.p.A., via Lugaro 15, 10126 Turin, Italy; Managing Partner and Chairman Giovanni Agnelli e C. S.a.p.az. via Nizza 250, 10126 Turin, Italy; Director The Economist Group, 25 St James’s Street, London, SW1A 1HG, UK; Director Gruppo Banca Leonardo, via Broletto 46, 20100 Milan, Italy; Director NEWS Corporation, 1211 Avenue of the Americas, New York, NY 10036.	Italian citizen

Alessandro Nasi Vice president	Coordinator of the Group Executive Council CNH Industrial N.V., Cranes Farm Road Basildon, Essex, SS14 3AD, UK; Managing Partner Giovanni Agnelli e C. S.a.p.az. Via Nizza 250, 10126 Turin, Italy; Director Cushman & Wakefield, 1290 Avenue Of The Americas New York, NY, 10104 USA; Director SFH SAIC Fiat Powertrain Hongyan Co, ltd, Block B07, Huang Mao Ping, Jing Kai Yuan, Chongqing Economic and Technology Development Zone, Chongqing, the PRC.	Italian citizen

Tiberto Brandolini d’Adda Vice Chairman	General Partner Giovanni Agnelli e C. S.a.p.az. via Nizza 250, 10126 Turin, Italy; Chairman Sequana S.A. 8, rue de Seine, 92100 Boulogne-Billancourt, France; Chairman Exor S.A. Luxembourg, Rue de la Pélisserie 18, 1204 Genève, Switzerland; Director Fiat S.p.A., Via Nizza 250, 10126 Turin, Italy; Director YAFA S.p.A., Corso

Vittorio Emanuele II, 72 10121 Turin, Italy; Director Societe Generale de Surveillance Holding S.A., 1 place des Alpes, P.O. Box 2152,CH-1211 Genève, Switzerland.

Andrea Agnelli Director	Chairman Juventus Football Club S.p.A., Corso Galileo Ferraris 32, 10128 Turin, Italy; Chairman Lamse S.p.A, Piazza CLN 255, 10123 Turin, Italy; General Partner Giovanni Agnelli e C. S.a.p.az., via Nizza 250, 10126 Turin, Italy; Director Fiat S.p.A., via Nizza 250, 10126, Turin, Italy; Director EXOR S.p.A, via Nizza 250, 10126 Turin, Italy; Director Vita Società Editoriale S.p.A., Via Marco D’Agrate, 43, 20139 Milan, Italy; member of the Advisory Board BlueGem Capital Partners LLP, 16 Berkeley Street, London W1J 8DZ, UK; Director European Club Association, Nyon, Switzerland; Vice Chairman Royal Park I Roveri S.S.D. a R.L., Via Rotta Cerbiatta, 24, 10070 Fiano, Turin, Italy.	Italian citizen

Vittorio Avogadro di Collobiano Director	Vice President for international sales of gas, and responsible for multi country customers and international long term sales Eni S.p.A., Piazzale Enrico Mattei, 1, 00144 Rome, Italy.	Italian citizen

Victor Bischoff Independent director	-	Swiss citizen

Giuseppina Capaldo Independent director	Director Impregilo S.p.A., Via dei Missaglia, 97, 20142 Milan, Italy; Director Ariscom assicurazioni S.p.A., via Guido D’Arezzo, 14, 00198 Rome, Italy.	Italian citizen

Luca Ferrero Ventimiglia Director	Managing Partner of Giovanni Agnelli e C. S.a.p.az., via Nizza 250, 10126 Turin, Italy; Director Gruppo Banca Leonardo, via Broletto 46, 20100 Milan, Italy.	Italian citizen

Mina Gerowin Independent director	Director, CNH Industrial N.V., Cranes Farm Road Basildon, Essex, SS14 3AD, UK.	U.S. citizen

Jae Yong Lee Independent director	Vice Chairman Samsung Electronics Co., Ltd, Samsung Electronics Building 1320-10, Seocho-2-dong, Seocho-gu Seoul, Korea (Zip Code 137-857).	Korean citizen

Sergio Marchionne Director	Chairman CNH Industrial N.V., Cranes Farm Road Basildon, Essex, SS14 3AD, UK; Chief Executive Officer Fiat S.p.A., via Nizza 250, 10126 Turin, Italy; Chairman and CEO Chrysler Group LLC, 800 Chrysler Dr Auburn Hills, MI, USA; Chairman SGS S.A., 1 Place des Alpes, Geneva, 1211 Switzerland; CEO Fiat Group Automobiles S.p.A., Corso Agnelli 200, 10100 Turin, Italy; President of the Board of Directors of the European Automobile Manufacturers Association (ACEA), Avenue des Nerviens 85, Brussels, Belgium B-1040; Director Philip Morris International Inc, 120 Park Avenue, New York, NY 10017 New York; Chairman IVECO S.p.A., Via Puglia 35, 10156 Turin, Italy.	Dual Canadian and Italian citizen

Lupo Rattazzi Independent director	Chairman Neos S.p.A., Via della Chiesa 68, 21019 Somma Lombardo (VA) Italy; Chairman Italian Hospital Group S.p.A., 188, Via Tiburtina, 00012 Guidonia, Rome, Italy; Chairman Neos S.p.A., Via della Chiesa, 62, Somma Lombardo (VA) Italy; Director Banca Finnat Euramerica S.p.A., Palazzo Altieri - Piazza del Gesù, 49 Rome, Italy; Director Coe&Clerici S.p.A., Piazza Generale Armando Diaz, 7, 20123 Milan, Italy; Director G.L. Investimenti S.r.l., Via Enrico Fermi 14, Monterotondo, Rome, Italy; Chairman Assaereo, the Association of Italian Airlines, Viale delle Arti 123, 00054 Fiumicino, Rome, Italy.	Italian citizen

Giuseppe Recchi Independent director	Chairman Eni SpA., Piazzale Enrico Mattei 1, 00144 Rome, Italy; Vice Chairman GE Capital Interbanca S.p.A., corso Venezia 56, Milan, Italy; Member of the Executive Board and President of the Foreign Investment Committee Confindustria, viale dell’Astronomia 30, Rome Italy; Member of the European Advisory Board Blackstone 345 Park Ave. New York, NY 10154 USA; Member of the External Advisory Board Massachusetts Institute of Technology E.I Cambridge, 77 Massachusetts Avenue, Cambridge MA, USA.	Italian citizen

Eduardo Teodorani-Fabbri Director	Senior Vice President CNH UK Limited, Cranes Farm Road Basildon, Essex, SS14 3AD, UK; Director Iveco S.p.A., via Puglia 35, 10100 Turin, Italy; Director Maserati S.p.A., Via Ciro Menotti 322, Modena, Italy; Director AON Italia S.p.A., V. Francesco Dellala 8, 10100 Turin, Italy; Vice President/Chairman the Italian Chamber of Commerce in UK and Ireland, 1 Princes Street London W1B 2AY, Director Shibamoto Japan Co. Ltd, 1-12 Minato 1-Chome, Chuo-ku, Tokyo, Japan; Director Your Voice S.p.A., Via Mecenate 76/45, 20138 Milan, Italy.	Italian citizen

Mike Volpi Independent director	Director Sonos Inc, 223 E De La Guerra St Santa Barbara, CA 93101, USA; Director Soundcloud, Rosenthaler Str. 13 Berlin 10117, Germany; Director Lookout, 1 Front Street, Suite 2700, San Francisco, CA 94111 USA; Director Path, 301 Howard st, Ste 2200, San Francisco CA, USA; Director Big Switch Networks, 855 El Camino Real Suite 260 Palo Alto CA, USA; Director Zuora, 3400 Bridge Pky Suite 203, Redwood City, CA, USA; Director Hortonworks, 3460 West Bayshore Rd. Palo Alto, CA 94303 USA; Director StorSimple, 2350 Mission College Blvd Suite 1250 Santa Clara CA, USA; Director Ericsson, Stockholm, Swedwn; Partner Index Ventures, 139 Townsend Street, Suite 505 San Francisco, CA 94107, USA.	Italian citizen

Giovanni Agnelli e C. S.a.p.az

Giovanni Agnelli e C. S.a.p.az (“G.A.”) is a limited partnership represented by shares (Societa’ in Accomandita per Azioni) and, as of the date of this Schedule 13D, is in control of Exor. The present principal business activity of G.A. is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The address of G.A.’s principal business and principal office is Via Nizza, 250, Turin, Italy.

Set forth below are the names, business address, present principal occupation or employment of each managing partner of G.A. Unless otherwise indicated, the business address of each person listed below is c/o Giovanni Agnelli e C. S.a.p.az Via Nizza, 250—10126 Turin (Italy).

NAME AND POSITION WITH GIOVANNI AGNELLI E C. S.A.P.AZ	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP

John Elkann Chairman and Managing Partner	Director, CNH Industrial N.V., Cranes Farm Road Basildon, Essex, SS14 3AD, UK; Chairman and Chief Executive Officer, EXOR S.p.A., via Nizza 250, 10126 Turin, Italy; Chairman, Fiat S.p.A., via Nizza 250, 10126 Turin, Italy; Chairman, Editrice La Stampa S.p.A., via Lugaro 15, Turin, Italy; Director, The Economist Group, 25 St James’s Street, London, SW1A 1HG, UK; Director, Gruppo Banca Leonardo, via Broletto 46, 20100 Milan, Italy; . Director NEWS Corporation, 1211 Avenue of the Americas, New York, NY 10036.	Italian citizen

Tiberto Brandolini d’Adda Managing Partner	Vice Chairman, EXOR S.p.A., via Nizza 250, 10126 Turin, Italy; Chairman Sequana S.A. 8, rue de Seine, 92100 Boulogne-Billancourt, France; Chairman, Exor S.A. Luxembourg, Rue de la Pélisserie 18, 1204 Genève, Switzerland; Director Fiat S.p.A., Via Nizza 250, 10126, Turin, Italy; Director, YAFA S.p.A. Corso Vittorio Emanuele II 72, 10121, Turin, Italy; Director, Societe Generale de Surveillance Holding S.A. 1 place des Alpes, P.O. Box 2152,CH-1211 Genève, Switzerland.	Italian citizen

Alessandro Nasi Managing Partner	Coordinator of the Group Executive Council, CNH Industrial N.V., Cranes Farm Road Basildon, Essex, SS14 3AD, UK; Vice Chairman, EXOR S.p.A., via Nizza 250,	Italian citizen

10126 Turin, Italy; Chief Business Development Officer; Director, Cushman & Wakefield, 1290 Avenue of The Americas New York, NY, 10104 United States; Director, SFH SAIC Fiat Powertrain Hongyan Co, ltd, Block B07, Huang Mao Ping, Jing Kai Yuan, Chongqing Economic and Technology Development Zone, Chongqing, the PRC.

Andrea Agnelli Managing Partner	Chairman, Juventus Football Club S.p.A., Corso Galileo Ferraris 32 10128 Turin, Italy; Chairman Lamse S.p.A., Piazza CLN 255 10123 Turin, Italy; Director Fiat S.p.A., via Nizza 250, 10126 Turin, Italy; Director EXOR S.p.A., via Nizza 250, 10126 Turin, Italy; Director Vita Società Editoriale S.p.A., Via Marco D’Agrate, 43 - 20139 Milan, Italy; member of the Advisory Board BlueGem Capital Partners LLP, 16 Berkeley Street London W1J 8DZ, United Kingdom; Director European Club Association, Nyon, Switzerland; Vice Chairman Royal Park I Roveri S.S.D. a R.L., Via Rotta Cerbiatta, 24, 10070 Fiano Turin, Italy.	Italian citizen

Luca Ferrero Ventimiglia Managing Partner	Director, EXOR S.p.A., via Nizza 250, 10126 Turin, Italy; Director, Gruppo Banca Leonardo, via Broletto 46, 20100 Milan, Italy.	Italian citizen

Gianluigi Gabetti Managing Partner

Director, Banca del Piemonte, Via Cernaia 7, 10121 Turin, Italy;

Hononary Chairman, EXOR S.p.A., via Nizza n. 250, Turin, Italy; Director, Fondazione Giovanni Agnelli, via Nizza n. 250, Turin, Italy; Member Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230, Turin, Italy; Chairman Lingotto Musica, via Nizza n. 262/73, Turin, Italy; Life Trustee, MoMa, 11 West 53 Street, New York, NY 10019.

Italian citizen

Gianluca Ferrero Managing Partner	Secretary of the Board of Directors, EXOR S.p.A., via Nizza 250, 10126 Turin, Italy; Chairman of the Statutory Auditors’ Board Lavazza S.p.A., Corso Novara 59, 10154 Turin; Chairman of the Statutory Auditors’ Board Biotronik Italia S.p.A., Via delle Industrie 11, 20090 Vimodrone-Milan;	Italian citizen

Chairman of the Statutory Auditors’ Board Cafiero Mattioli Group, Viale Jenner 51, 20159 Milan; Chairman of the Statutory Auditors’ Board Italia Independent Group S.p.A., Corso XI Febbraio 19, 10152 Turin; Chairman of the Statutory Auditors’ Board Italia Independent S.p.A., Corso XI Febbraio 19, 10152 Turin; Member of the Statutory Auditors’ Board Fenera Holding S.p.A., Corso Matteotti 26, 10121 Turin; Member of the Statutory Auditors’ Board Alberto Lavazza S.a.p.a., Via del Carmine 10, 10122 Turin c/o Simon Fiduciaria S.p.A; Member of the Statutory Auditors’ Board Emilio Lavazza S.a.p.a. , Via del Carmine 10, 10122 Turin c/o Simon Fiduciaria S.p.A.; Member of the Statutory Auditors’ Board Limoni S.p.A., Via Agnello 12, 20121 Milan; Member of the Statutory Auditors’ Board Gabriel Fiduciaria S.r.l. via Via del Carmine n. 10, Turin, Italy;Vice Chairman Banca del Piemonte S.p.A., Via Cernaia 7, 10121 Turin; Director ACB Group S.p.A., Via Lanzone 31, 20123 Milan.

Maria Sole Agnelli Managing Partner	Chairman Fondazione Giovanni Agnelli, via Nizza 250, 10126 Turin, Italy.	Italian citizen